Pricing Supplement No. 10	Filing under Rule 424(b)(3)
Dated December 12, 2006	Registration File No. 333-104560
Cusip # 948 74R CQ7

WEINGARTEN REALTY INVESTORS
Medium-Term Notes, Series A

Principal amount: $75,000,000  Floating Rate Notes: N/A
Interest Rate (if fixed rate): 5.542%	Interest rate basis: N/A
Stated Maturity: 12/15/2016	Paper Rate
Specified Currency: U.S. $	Prime Rate
Applicable Exchange Rate (if any):	LIBOR
U.S. $1.00 = N/A	Treasury Rate
Issue price (as a percentage of	CD Rate
principal amount): 100%	Federal Funds Rate
Selling Agent’s commission (%): .625%	Other
Proceeds to Issuer: $74,531,250	Index Maturity: N/A
Purchasing Agent’s discount	Spread Multiplier: N/A
or commission (%): N/A	Maximum Rate: N/A
Settlement date (original	Minimum Rate: N/A
issue date): 12/15/06	Initial Interest Rate: N/A
Redemption Commencement	Interest Reset Date(s): N/A
Date (if any): N/A	Optional Repayment Date: N/A
Interest Determination Date(s): N/A	Cusip # 948 74RCQ7
Calculation Date(s): N/A
Interest Payment Date (s): 6/15, 12/15
Regular Record Date(s): 6/1, 12/1

If such Notes are denominated in other than U.S. dollars, the applicable Foreign Currency Supplement is attached hereto.

Additional terms:
Optional Redemption:	☐ No ☒Yes

The Notes will be redeemable at any time in whole or from time to in part, at our option, at a redemption price equal to the great of:

100% of the principal amount of the Notes being redeemed, or the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed from the redemption date to December 15, 2016 discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus, in either case, any interest accrued but not paid to the date of redemption.

“Treasury Rate” means, with respect to any redemption date for the Notes,

(i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date for the Notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month), or if the release referred to in (i) (or any successor release) is not published during the week preceding the calculation date or does not contain the yields referred to above, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an “Independent Investment Banker” as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Independent Investment Banker” means, with respect to any redemption date for the Notes, Banc of America Securities LLC and its successors or, if such firm or any successor to such firm, as the case may be, is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with us.

“Comparable Treasury Price” means with respect to any redemption date for the Notes,

(i) the average of four Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of those Reference Treasury Dealer Quotations, or

(ii) if the Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all quotations obtained.

“Reference Treasury Dealer” means Banc of America Securities LLC, and three other primary U.S. government securities dealers in the United States (each, a “Primary Treasury Dealer”) appointed by the Trustee in consultation with us. If any Reference Treasury Dealer ceases to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer for that dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer, at 5:00 p.m. on the third Business Day preceding the redemption date.

Notice of any redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of Notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

As of the date of this Pricing Supplement, the aggregate initial public offering price (or its equivalent in other currencies) of the Debt Securities (as defined in the Prospectus) which have been sold (including the Notes to which this Pricing Supplement relates) is $525,000,000.

“N/A” as used herein means “Not Applicable.”

Banc of America Securities LLC